Example Template : 77O





















DWS GLOBAL GROWTH FUND










N-Sar March 1, 2013 - August 31, 2013










Security Purchased
Cusip
Purchase/
Trade
Date
 Size (Shr)
of Offering
Offering
Price of
Shares
Total ($) Amt
of Offering
 Amt of
shares
Purch by
Fund
% of Offering
Purchased by
Fund
% of
Funds
Total
Assets
Brokers
Purchased
From
Taylor Morrison Home Corp
US87724P1066
4/10/2013
22,727,273
$22.0

5,460,000
0.02%

BAC,DB,GS,JPM
BAC